Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned, and any amendments thereto executed by the undersigned shall be filed on behalf of each of the undersigned without the necessity of filing any additional joint filing agreement. The undersigned acknowledge that each is responsible for the timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness or accuracy of the information concerning the others of the undersigned, except to the extent that he or it knows or has reason to believe that such information is inaccurate or incomplete. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: February 26, 2026

ABRAMS CAPITAL PARTNERS I, L.P.

By: ABRAMS CAPITAL, LLC
     its General Partner

By: /s/ David Abrams
     Name: David Abrams
     Title: Managing Member

ABRAMS CAPITAL PARTNERS II, L.P.

By: ABRAMS CAPITAL, LLC
     its General Partner

By: /s/ David Abrams
     Name: David Abrams
     Title: Managing Member

ABRAMS CAPITAL, LLC
By: /s/ David Abrams
     Name: David Abrams
     Title: Managing Member

ABRAMS CAPITAL MANAGEMENT, LLC

By: /s/ David Abrams
     Name: David Abrams
     Title: Managing Member

ABRAMS CAPITAL MANAGEMENT, L.P.

By: ABRAMS CAPITAL MANAGEMENT, LLC
        its General Partner

By: /s/ David Abrams
     Name: David Abrams
     Title: Managing Member

RIVA CAPITAL PARTNERS V, L.P.

By: RIVA CAPITAL MANAGEMENT V, LLC
        its General Partner

By: /s/ David Abrams
     Name: David Abrams
     Title: Managing Member

RIVA CAPITAL MANAGEMENT V, LLC

By: /s/ David Abrams
     Name: David Abrams
     Title: Managing Member

RIVA CAPITAL PARTNERS VI, L.P.

By: RIVA CAPITAL MANAGEMENT VI, LLC
        its General Partner

By: /s/ David Abrams
     Name: David Abrams
     Title: Managing Member

RIVA CAPITAL MANAGEMENT VI, LLC

By: /s/ David Abrams
     Name: David Abrams
     Title: Managing Member

David Abrams

By: /s/ David Abrams

Title: Individually